Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

May 30, 2008

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:          Foamex International Inc.
Registration Statement on Form S-1
Filed on:  April 18, 2008
File No.:  333-150336

Foamex International Inc.
Registration Statement on Form S-1
Filed on:  April 18, 2008
File No.:  333-150335

Foamex International Inc.
Form 10-K for the fiscal year ended December 30, 2007
Filed on:  April 4, 2008
File No.: 000-22624

Foamex International Inc.
Form 10-Q for the period ended March 30, 2008
Filed on:  May 9, 2008
File No.:  000-22624

Ladies and Gentlemen:

On behalf of Foamex International Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying:

(i)        Amendment No. 1 to the Registration Statement (“Rights Offering Amendment”) on Form S-1 of the Company, together with exhibits, marked to indicate changes from the Registration Statement, bearing File No. 333-150336, as originally filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2008 (“Rights Offering Registration Statement”); and

(ii)       Amendment No. 1 to the Registration Statement (“Second Lien Term Loan Offering Amendment” and, collectively with the Rights Offering

Amendment, the “Registration Statement Amendments”) on Form S-1 of the Company, together with exhibits, marked to indicate changes from the Registration Statement, bearing File No. 333-150335, as originally filed with the Commission on April 18, 2008 (“Second Lien Term Loan Offering Registration Statement” and collectively, with the Rights Offering Registration Statement, the “Registration Statements”)

The Registration Statement Amendments reflect the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Jennifer R. Hardy dated May 15, 2008 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Rights Offering Registration Statement.  For your convenience, references in the responses to page numbers are to the marked version of the Rights Offering Amendment or the Second Lien Term Loan Offering Amendment, and to the prospectuses included therein, as may be applicable.

The Company has asked us to convey the following as its responses to the Staff:

Registration Statement on Form S-1
File No.: 333-150336

General

1.         We note that information is omitted throughout the registration statement that is not Rule 430A information.  To the extent practicable, complete the information before amending the registration statement.

Response to Comment 1

The Registration Statements have been revised in response to the Staff’s comments.

2.         We note that the Significant Equityholders can satisfy their obligations under the equity commitment agreement by participating in the rights offering and/or the second lien term offering.  We further note the company’s right to put to the Significant Equityholders any remaining shares to the extent that the Significant Equityholders have not met their equity commitment obligations by participating in the two offerings.

Since it appears that you already have an understanding with the Significant Equityholders with regard to the shares that they will purchase under the put option, we believe that you have an ongoing private offering that must be completed privately.  Accordingly, the Significant Equityholders should not receive registered shares upon the exercise of rights they would receive.

Please revise your disclosure to clarify that the prospectus that forms part of this registration statement does not cover rights offered to the Significant Equityholders.  In the alternative, please provide us with your analysis as to why the Significant Equityholders should be able to participate in the rights and/or the second lien term offerings.

Response to Comment 2

The Registration Statements have been revised in response to the Staff’s comment to clarify that the prospectuses that form part of such Registration Statements do not cover the shares of common stock issued to the Significant Equityholders under the equity commitment agreement up to each Significant Equityholder’s commitment amount thereunder. Please see pages 6 and 40 of the Rights Offering Amendment and page 27 of the Second Lien Term Loan Offering Amendment.

3.         Please clarify whether you are including the shares of common stock issuable pursuant to the early participation premium in this registration statement.

Response to Comment 3

Each Registration Statement has been revised in response to the Staff’s comment to indicate that the shares of common stock of the Company issuable pursuant to the early participation premium in the Rights Offering and the Second Lien Term Loan Offering are included in the shares registered under each of the Registration Statements. Please see the cover page of each Registration Statement.

4.         We note the current report on Form 8-K filed on April 23, 2008 regarding the company’s exercise of the equity cure rights for an aggregate of $18.5 million.  Please revise your disclosures throughout the prospectus (in particular the Equity Cure Letters discussion on page 40) to reflect the exercise of this cure right and how it affects your compliance with the various financial covenants under the terms of your credit agreement.

Response to Comment 4

The Registration Statements have been revised in response to the Staff’s comment.

5.         The disclosures related to the order of events, including the exercise of various rights and options (such as the company’s equity cure right and put option), lack sequence and at times are difficult to understand.  In a prominent part of the registration statement please provide the timeline of the different events, organized in a bullet point format.

Response to Comment 5

The Registration Statements have been revised in response to the Staff’s comment. Please see page 18 of the Rights Offering Amendment and page 9 of the Second Lien Term Loan Offering Amendment.

6.         Throughout the registration statement you disclose that a required minimum payment under the first lien term loan facility is a condition precedent to conducting the second lien term offering; however, you also disclose that the rights offering and the second lien term offering are taking place concurrently.  Please reconcile your disclosures to provide a clear understanding of your debt obligations and the right to conduct both offerings concurrently.

Response to Comment 6

As noted by the Staff in its comments, on April 17, 2008, the Company exercised its option under the equity cure letters to require the Curing Significant Equityholders to purchase shares of our capital stock for an aggregate consideration of $18.5 million.  Simultaneously, the Company made an optional prepayment under the first lien term loan facility of $18.5 million.  As a result, the condition in the first lien term loan facility that the Company make a minimum $15.0 million repayment under such facility has been satisfied.  As such, the Registration Statements have been revised to remove references to such provision as an unsatisfied condition.

7.         Disclose what will happen upon the assignment of loans to you at par and explain how that will reduce your indebtedness.

Response to Comment 7

The Registration Statements have been revised in response to the Staff’s comment. Please see pages 7 and 39 of the Rights Offering Amendment and pages 5, 17 and 21 of the Second Lien Term Loan Offering Amendment.

8.         You refer to third party appraisals in your discussion of goodwill impairment on page 8 and a third party valuation specialist in your discussion of fair values of derivative contracts on page 20 of your Form 10-Q for the quarter ended March 30, 2008.  Please tell us who each of these third party experts are and identify each of the third party experts in your future periodic filings.  Given that it appears this Form 10-Q will be incorporated by reference into the Form S-1, please also provide a consent from each of these experts and refer to them in your Experts section.  Refer to Rule 436 of Regulation C.

Response to Comment 8

In response to the Staff’s comment, the Company has filed an amendment to the Form 10-Q to remove the two references noted in the Staff’s comment.

9.         We note that some of the comments we raise below also relate to other parts of the prospectus.  Please make conforming changes to other sections of the prospectus.

Response to Comment 9

The Registration Statements have been revised in response to the Staff’s comment.

Outside Front Cover of Prospectus

10.      Please limit the cover page to information that is key to an investment decision and limit the cover to one page pursuant to Item 501(b) of Regulation S-K.

Response to Comment 10

The Registration Statements have been revised in response to the Staff’s comment.

11.      In accordance with Item 501(b)(2) of Regulation S-K, please disclose at the beginning of the cover page the total amount of the securities being offered.

Response to Comment 11

The Registration Statements have been revised in response to the Staff’s comment.

12.      In the sixth paragraph, please clarify whether the stockholders (other than the Significant Equityholders) will receive an early participation premium even when they exercise less than all of the rights received in the rights offering.

Response to Comment 12

The Registration Statements have been revised in response to the Staff’s comment to clarify that Stockholders and lenders (other than the Significant Equityholders) will receive an early participation premium even when they exercise less than all of the rights received in the rights offering, or assign less than the total amount of loans held by such lenders under the Company’s second lien term loan facility.  Please see the cover page of the prospectuses contained in the Rights Offering Amendment and the Second Lien Term Loan Offering Amendment.

Rights Offering Proceeds & Proceeds from the Transactions

13.      Given the uncertainty as to how many rights will be exercised, please clearly disclose how you are arriving at the estimated number of rights which will be exercised and correspondingly the amount of proceeds to be received.  Your disclosures should state whether there are any required minimum number of rights that must be exercised or any other restrictions which factor into how you arrived at this estimate.  It should be clear how you determined exercise of these rights is likely in light of any restrictions and in light of your current stock price.  You should also disclose whether any of the transactions that you have disclosed are contingent for any reason, including if any are contingent on the successful completion of another transaction.  If different scenarios could result in different amounts of rights being exercised, for example, if there is a minimum and/or maximum limit associated with these, please tell us what consideration you gave to presenting the financial information assuming different scenarios.  In a similar manner, you should address the above in your Capitalization section on page 24.

Response to Comment 13

The Company does not have any reliable way of predicting the level of participation in either the Rights Offering or the Second Lien Term Loan Offering.  As a result, the Company has revised its disclosure to set forth the Company’s proceeds from the offerings and the Transaction assuming no participation by stockholders and lenders other than the Significant Equityholders and full participation during the early participation period by stockholders and lenders other than the Significant Equityholders.  Neither the Rights Offering nor the Second Lien Term Loan Offering have a required minimum number of rights that must be exercised or loans that must be assigned, as applicable.

The “Capitalization” section of each Registration Statement has been revised to reflect the Staff’s comment and the above response. Please see pages 27-28 of the Rights Offering Amendment and pages 18-19 of the Second Lien Term Loan Offering Amendment.

Incorporation by Reference of Certain Documents

14.      Please update the listing of documents accordingly to comply with Item 12(a)(2) of the Form S-1.  The revised listing should include your Form 10-Q for the quarterly period ended March 30, 2008.

Response to Comment 14

The Registration Statements have been revised in response to the Staff’s comments. Please see page 1 of the Rights Offering Amendment and page 1 of the Second Lien Term Loan Offering Amendment.

15.      Please indicate the items of Form S-1 that have been incorporated by reference from your annual report on Form 10-K.

Response to Comment 15

The Registration Statements have been revised in response to the Staff’s comments. Please see page 1 of the Rights Offering Amendment and page 1 of the Second Lien Term Loan Offering Amendment.

Questions and Answers About the Rights Offering, page 2

Are there any significant conditions to the consummation of this rights offering?, page 2

16.      We note that in the Recent Developments section on page 10 you discuss the amendment to your charter to increase the authorized number of shares of common stock.  To the extent that your currently effective charter does not have a sufficient number of authorized shares of common stock to cover the shares issuable pursuant to the exercise of the rights, include the charter amendment as a significant condition to the consummation of the rights offering.  Further, please disclose whether the charter amendment is subject to stockholder approval.

Response to Comment 16

The Registration Statements have been revised in response to the Staff’s comment. Please see pages2 and 11 of the Rights Offering Amendment and page 3 of the Second Lien Term Loan Offering Amendment.

How do the Significant Equityholders’ equity commitments work?, page 6

17.      Please disclose the portion of the $100 million commitment that each Significant Equityholder is required to satisfy or how that amount is calculated (i.e. on a pro rated basis).

Response to Comment 17

The Registration Statements have been revised in response to the Staff’s comment. Please see page 6 of the Rights Offering Amendment and page 30 of the Second Lien Term Loan Offering Amendment.

18.      Identify the Significant Equityholders who are lenders under the second lien term loan facility and quantify the amount of each of their outstanding loans.  Explain how/why the Significant Equityholders who are not lenders are able to participate in the second lien offering.  Please revise the statements in the second lien term offering prospectus and this prospectus that state the second lien term offering is being made to lenders since it appears not all offerees are lenders.

Response to Comment 18

The Registration Statements have been revised in response to the Staff’s comment. Please see page 6 of the Rights Offering Amendment and the cover page and pages 21 and 31 of the Second Lien Term Loan Offering Amendment.

19.      To the extent that the Significant Equityholders can exercise the rights received in both offerings at an exercise price per share equal to the exercise price of the put shares, it is not clear why the Significant Equityholders would elect to participate in these two offerings considering the put premium that they would otherwise receive in connection with the put option.  Please revise your disclosures to provide more clarity on this issue which affects the level of dilution to be suffered by the other stockholders.

Response to Comment 19

The put option premium will be paid to the Significant Equityholders regardless of the method by which they satisfy their obligations under the equity commitment agreement, which may be pursuant to the Rights Offering, the Second Lien Term Loan Offering or upon exercise by the Company of its put option under the equity commitment agreement.  The Registration Statements have been revised to clarify this. Please see page 6 of the Rights Offering Amendment and pages 6 and 30 of the Second Lien Term Loan Offering Amendment.

Are there conditions to the Significant Equityholders’ obligations under the equity commitment agreement? Page 6

20.      Please disclose the “limited number of conditions” in the answer.

Response to Comment 20

The Rights Offering Registration Statement has been revised in response to the Staff’s comments. Please see page 7 of the Rights Offering Amendment.

Summary of the Rights Offering, page 11
Effects of Transactions, page 12

21.      In the second paragraph, please disclose the actual percentage of the Significant Equityholders’ ownership increase.

Response to Comment 21

The Registration Statements have been revised in response to the Staff’s comments. Please see page 14 of the Rights Offering Amendment and page 6 of the Second Lien Term Loan Offering Amendment.

Risk Factors, page 16

As a holder of common stock, you will suffer significant dilution …, page 16

22.      Please quantify the dilution stockholders will experience.

Response to Comment 22

The Rights Offering Amendment has been revised in response to the Staff’s comments. Please see page 19 of the Rights Offering Amendment.

It is likely that our ability to use our net operating losses to offset our taxable income will be severely limited, page 19

23.      Please expand your disclosure to state the effects of your inability to use your NOLs (i.e. that you will be unable to use NOLs to offset future taxable income).

Response to Comment 23

The Registration Statements have been revised in response to the Staff’s comments. Please see page 22 of the Rights Offering Amendment and page 13 of the Second Lien Term Loan Offering Amendment.

Use of Proceeds, page 23

24.      Please disclose the minimum amount that must be raised in this rights offering assuming that the Significant Equityholders meet all of their respective obligations under the equity commitment agreement.

Response to Comment 24

Because the Significant Equityholders are permitted to satisfy their obligations under the equity commitment agreement pursuant to the Rights Offering, the Second Lien Term Loan Offering or pursuant to the Company’s exercise of its put option, there is no minimum that must necessarily be raised in either offering.

Capitalization, page 24

25.      Please clearly show how you are arriving at each as adjusted and pro forma amount in the notes to your capitalization table.  You should also disclose any significant estimates and/or assumptions used to arrive at each of these amounts.

Response to Comment 25

The Capitalization table has been revised to reflect the results of minimum participation (i.e. participation by the Significant Equityholders only) and maximum participation (i.e. participation by the Significant Equityholders and full participation by the other stockholders in the Rights Offering and the other lenders in the Second Lien Term Loan Offering during each offering’s early participation period).  Please see pages 27-28 of the Rights Offering Amendment and pages 18-19 of the Second Lien Term Loan Offering Amendment.

Certain Relationships and Related Transactions, page 39
Equity Cure Letters, page 40

26.      Given the company’s recent exercise of the cure right in the amount of $18.5 million, please disclose whether the company has any plans to exercise its cure right for the remaining amount committed by the Curing Significant Equityholders in accordance with the equity cure letters.

Response to Comment 26

The Registration Statements have been revised in response to the Staff’s comment to reflect the current intention of the Company not to exercise its remaining option under the equity cure letters.  Please see pages 46, 50 and 51 of the Rights Offering Amendment and pages 33, 37 and 38 of the Second Lien Term Loan Offering Amendment.

27.      At the end of the second paragraph (top of page 41) you state that proceeds of  sale transactions pursuant to the equity cure letters cannot be used to prepay any debt (whether revolver term or other).  Please disclose the source of an amount “equal” to the gross cash proceeds from the equity cure letters which will be used to repay a portion of your indebtedness under the first lien term loan.

Response to Comment 27

The Registration Statements have been revised in response to the Staff’s comments. Please see page 46 of the Rights Offering Amendment and page 33 of the Second Lien Term Loan Offering Amendment.

28.      Quantify the amounts that each Curing Significant Equityholder would receive pursuant to the premium based upon the most recent thirty-day trading period.

Response to Comment 28

The Registration Statements have been revised to disclose the amounts received by the Curing Significant Equityholders upon the Company’s exercise of its option under the equity cure letters on April 17, 2008.  Please see pages 11, 40 and 46 of the Rights Offering Amendment and pages 3, 27 and 33 of the Second Lien Term Loan Offering Amendment.

Prior Equity Commitment Agreement, page 42

29.      Please identify any of the Significant Equityholders in this offering who were also Emergence Significant Equityholders in the prior offering.

Response to Comment 29

The Significant Equityholders in this offering who were also Emergence Significant Equityholders in the prior offering are D. E. Shaw and Sigma. The Registration Statements have been revised in response to the Staff’s comment. Please see page 47 of the Rights Offering Amendment and page 34 of the Second Lien Term Loan Offering Amendment.

Registration Rights Agreement page 43

30.      Please address as a risk factor the requirements under the registration rights agreement, including requirements related to both initial registration and any ongoing requirements subsequent to initial registration.  Please be sure to address penalties for failure to comply as well.

Response to Comment 30

The Registration Statements have been revised in response to the Staff’s comments. Please see page 24 of the Rights Offering Amendment and page 15 of the Second Lien Term Loan Offering Amendment.

31.      Tell us how you have accounted for each registration rights agreement, including what consideration was given to FSP EITF 00-19-2.  Please also provide the disclosures required by paragraph 12 of FSP EITF 00-19-2.

Response to Comment 31

The Company has considered the requirements of FSP EITF 00-19-2 with respect to the registration rights agreement entered into at the emergence date and the proposed registration rights agreement under the currently proposed rights offering. Since neither of the registration rights agreements contains a registration payment arrangement as defined in FSP EITF 00-19-2, the Company does not believe that any accounting or disclosure is required.

Description of Capital Stock, page 44

32.      Please remove the phrase “[t]he following summary does not purport to be complete” since a summary by its nature it is not intended to iterate the entirety of the document it purports to summarize.

Response to Comment 32

The Registration Statements have been revised in response to the Staff’s comment. Please see page 49 of the Rights Offering Amendment and page 36 of the Second Lien Term Loan Offering Amendment.

General, page 44

33.      Please update this section to reflect the issuance of shares of Series D Preferred Stock.

Response to Comment 33

The Registration Statements have been revised in response to the Staff’s comment. Please see page 50 of the Rights Offering Amendment and page 37 of the Second Lien Term Loan Offering Amendment.

Series E Preferred Stock, page 46

34.      In light of your recent exercise of the cure right, please update your disclosure regarding any future issuance of Series E Preferred Stock.  Also, please clarify whether the Series E Preferred Stock represents a security senior to, or pari passu with, the Series D Preferred Stock.  It is unclear from your disclosure how the two are ranked.

Response to Comment 34

The Registration Statements have been revised in response to the Staff’s comments. Please see page 51of the Rights Offering Amendment and page 38 of the Second Lien Term Loan Offering Amendment.

Plan of Distribution, page 53

35.      To the extent that you intend to conduct the offering through officers, directors or employees, explain how they qualify for the exemption from registration as broker-dealers under Rule 3a4-1 of the Exchange Act.

Response to Comment 35

The Registration Statements have been revised in response to the Staff’s comment to reflect that none of the Company’s officers, directors or employees will conduct the offerings.   Please see pages i and 58 of the Rights Offering Amendment and pages i and 45 of the Second Lien Term Loan Offering Amendment.

36.      Please disclose the level of participation by officers and directors in offering the rights.

Response to Comment 36

The Company has informed us that none of the officers and directors of the Company will be involved in offering the rights.

United States Federal Income Tax Considerations, page 55
Scope of this Discussion, page 55

37.      We note from your previous response to the staff dated December 6, 2006 in connection with your prior registration statement (File No.333-138180) that you submitted a ruling request to the IRS regarding the treatment of NOL carryforwards in connection with the prior similar transactions.  Please disclose the results of the IRS ruling since you are not filing a tax opinion.

Response to Comment 37

The Registration Statements have been revised in response to the Staff’s comment. Please see page 64 of the Rights Offering Amendment and page 50 of the Second Lien Term Loan Offering Amendment.

Legal Matters, page 60

38.      Please revise your disclosure to state in the prospectus that counsel will opine that the rights being issued shall be binding obligations of the company.

Response to Comment 38

Consistent with the Company’s Registration Statement on Form S-1 (File No. 333-138180) declared effective by the Staff on December 28, 2006, the Rights Offering Amendment has been revised to remove therefrom the rights distributed to the Company’s stockholders as the distribution of such rights does not constitute a public offering.  As a result, the opinion of counsel shall only address the shares of common stock covered by the registration statement.

Registration Statement on Form S-1
File No.: 333-150335

39.      To the extent applicable, please comply with our comments related to the rights offering.

Response to Comment 39

The Second Lien Term Loan Offering Amendment has been revised to reflect the Staff’s comments to extent applicable.

Form 10-K for the fiscal year ended December 30, 2007

General

40.      Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Response to Comment 40

The Company acknowledges the Staff’s comment and has included in its responses below the disclosures and revisions that it intends to make in future filings in response to the Staff’s comments.

41.      We note that you filed amendments to your Form 10-K on April 7, 2008 and April 17, 2008.  Amendments to your periodic filings should include the complete text set of each Item that is being amended.  As such, please file an amendment to your

Form 10-K to include the complete text set of Part II, Item 5 and Part IV, Item 15, including the auditor reports, financial statements and notes to the financial statements and updated consents.  Please also note that the amendment to your Form 10-K must include updated certifications in the exact form specified by Item 601 of Regulation S-K.

Response to Comment 41

The Company has filed an amendment to its 10-K in response to, and in accordance with, the Staff’s comment.

Business, page 3
Business Segments, page 4
Automotive Products, page 5

42.      Please provide examples of Tier 1 system integrators.

Response to Comment 42

Examples of Tier 1 system integrators include Johnson Controls, Inc., Lear Corporation, Intier Automotive Seating of America, Inc., and International Automotive Components, Inc.  The Company will include this information and any updates thereto in its subsequent filings.

International Operations, page 6

43.      Please expand your disclosure about your relationship with Recticel to improve the understanding of this disclosure, or otherwise, include a cross reference where you discuss this matter in more detail.  We note your Technology Sharing Arrangements discussion on page 55.

Response to Comment 43

The Company intends to revise the referenced disclosure in subsequent 10-K filings to language substantially similar to the following in response to the Staff’s comment (additions in bold):

Our international operations are located in Mexico, Canada and Asia.  We operate six facilities in Mexico serving the automotive and cushioning industries and two manufacturing facilities in Canada that service foam products customers.  During 2006, we closed two manufacturing facilities, including a foam pouring facility, in Toronto, Canada.  Four of the facilities located in Mexico are within the Mexican free trade zones close to the U.S. border and primarily service automotive customers.  Our Mexico City facility services both automotive and foam fabrication customers.

We own a controlling interest in a joint venture that has commenced operations in Shanghai, China.  We are expanding our operations in China through the leasing of additional facilities and hiring additional personnel.  We owned 70% of Foamex Asia Co., Ltd., a joint venture with manufacturing facilities in Thailand, Singapore and China.  We sold our interest in the joint venture to our partner in September 2007 for approximately $22.5 million, including collection of an advance to the joint venture investee of $4.2 million.

We have maintained a longstanding relationship with Recticel s.a. (“Recticel”), a leading manufacturer of flexible polyurethane foam in Europe.  We have in the past exchanged technical information and expertise relating to foam manufacturing with Recticel.  Please see “Item 13—Certain Relationships and Related Transactions and Director Independence—Technology Sharing Arrangements” for a more complete description of our relationship with Recticel.

Legal Proceedings, page 11
Litigation, page 11

44.      In accordance with Item 103 of Regulation S-K, please disclose the relief sought by the plaintiffs in Gray v. Derderian.

Response to Comment 44

The Company will include language substantially similar to the following in its subsequent filings in response to the Staff’s comment:

“Plaintiffs sought monetary damages as relief in an unspecified amount.  The Company and certain other defendants in the litigation reached a tentative settlement with counsel for all plaintiffs and jointly filed a notice with the Court on May 12, 2008.  The settlement is subject to contingencies, including approval by the Court.  Management does not believe the settlement or the outcome of the litigation will have a material effect on the Company’s financial condition, cash flows or results of operations.”

Environmental and Health and Safety, page 12

45.      Please disclose the location of the three sites for which you are designated as PRP.  Further, please disclose whether you are currently conducting any operations on those sites and whether you have taken any measures to avoid potential future environmental liability.

Response to Comment 45

The Company will include language substantially similar to the following in its subsequent filings in response to the Staff’s comment:

Listed below are the three sites referenced in our disclosures where the Company was designated as a PRP.

1.     Omega Site – Whittier, California

2.     Horton Sales Development Corporation (Piedmont Site) – Greenville County, South Carolina

3.     Frontier Chemical Royal Avenue Site – Niagara Falls, New York

Subsequent to year-end 2007, we participated in an Offer of Early “De-Minimis” Settlement for the Frontier Chemical Royal Avenue Site.  As a result of the settlement for $2,000, we reduced the number of PRP sites to two in our Quarterly Report on Form 10-Q disclosures for the first quarter of 2008.

All of the referenced sites were disposal facilities and were never located on the Company’s properties.  None of the sites are in current use.

Regarding measures to avoid potential future environmental liability, Foamex maintains a Health and Safety Department with the responsibility for all aspects of environmental monitoring and compliance, including the development and communication of policies and procedures.  The Health and Safety Department continues to supplement its expertise with outside consultants.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Contractual Obligations, page 29

46.      Please revise your table of contractual cash obligations to include in a separate line item the payments you are obligated to make under your interest rate swap agreement.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  Please also disclose any assumptions you made to derive these amounts.

Response to Comment 46

The Company calculated the interest obligations of $245.6 million shown in the Contractual Obligations table by using the principal balances and interest rates in effect as of December 30, 2007. The 90 day LIBOR rate was higher than the swap rate and had the Company used the swap rate, the interest contractual obligation would have been approximately $2.3 million, or 1%, less than the amount reported. The Company will reevaluate the calculation of the interest obligation at each future reporting date.

Executive Compensation, page 38

47.      It appears that you have not included information required by Item 407(e)(5) of Regulation S-K.  Please revise your disclosures accordingly.

Response to Comment 47

The Company will include language substantially similar to the following in its subsequent filings in response to the Staff’s comment:

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management.  Based on the review and discussions of this item, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company’s Annual Report on Form 10-K.  The current members of the Company’s Compensation Committee are Messrs. Burke (Chairman), Charnow and Hudgins.

Compensation Discussion and Analysis, page 38

General

48.      In accordance with Items 402(b)(2)(xii), (xiv) and (xv) of Regulation S-K and to the extent applicable, please disclose the following information:

•      Whether the compensation committee has taken in consideration the impact of the accounting and tax treatment of a certain form of compensation in making compensation decisions;

•      The companies comprising the Peer Group Companies; and

•      The role, if any, played by the named executive officers in determining executive compensation.

Response to Comment 48

The Company will include language substantially similar to the following in its subsequent filings in response to the Staff’s comment:

The Compensation Committee’s consultant advises the Compensation Committee on all compensation matters, including accounting and tax treatment consequences of compensation decisions.  Examples of such accounting and tax treatment consequences, include, but are not limited to, whether any equity awards would be deductible by the Company under Section 162(m) of the Internal Revenue Code, the dilutive effect resulting from the granting of equity awards, the cost and impact on the Company’s financial statements from the establishment of the Incentive Plan.  As part of the executive salary benchmarking process, the consultant to the Compensation Committee used two select salary band levels of the 2007 US Mercer Benchmark Database Executive in making recommendations to the Compensation Committee.  The salary bands were broken down by companies with revenues between $500 million and $1 billion and between $1 billion and $2.5 billion.  Numerous companies were included in the survey.  (Please see the attached Annex I for a complete listing of the companies participating in each survey level.)  The President and Chief Executive Officer works with representatives from the Company’s Human Resource Department to make decisions on compensation matters for individuals with a base salary of $225,000 or less per year.  Pursuant to the Compensation Committee Charter, the Compensation Committee is responsible for all compensation matters for employees earning a base salary in excess of $225,000 per year

Overview, page 38

49.      You disclose that the Compensation Committee “reviews and approves corporate goals and objectives” to determine the CEO’s compensation; however, you do not disclose what these goals and objectives are.  Further, in your Annual Cash Bonus discussion on page 39 you disclose that the company’s operating performance and the individual’s personal performance, among others, determine the amount of an individual’s award payment.

•      Since these goals appear to be material to the determination of the amount of executive compensation for year 2007, please disclose and quantify them in the filing.

•      Further, please disclose the metrics pursuant to which the compensation committee measures the company’s operating performance as well as an executive officer’s personal performance.  To the extent that the compensation committee has also established individual performance goals, please disclose what they are for each named executive officer.

Response to Comment 49

The Company will include language substantially similar to the following in its subsequent filings in response to the Staff’s comment:

In the second quarter of 2007, the Company’s proposed partial year 2007 Incentive Plan, for the period of July 1, 2007 through December 30, 2007, was presented to the Compensation Committee and approved.  The Compensation Committee established a target of $69.5 million of Consolidated EBITDA (as defined below).  If the target had been attained or exceeded, each Named Executive Officer would have received a fixed percentage of his earnings during the period from July 1 through December 30, 2007, as described below.  The target was not attained and therefore no payments under the Incentive Plan were made.  “Consolidated EBITDA” means, for any period, the consolidated net income of Foamex and its subsidiaries after provision for income taxes for such fiscal period, as determined in accordance with GAAP on a consolidated basis, and reported on the financial statements for such period, plus, to the extent deducted in the determination of consolidated net income of Foamex and its subsidiaries for such period, interest expense, federal, state, local and foreign income taxes, depreciation and amortization expense and other non-cash charges; and excluding any and all of the following included in such net income: (a) restructuring charges or credits; (b) discontinued operations charges or credits; (c) reorganization charges or credits; (d) gain or loss arising from the sale of any capital assets; (e) gain or loss arising from any write-up or write-down in the book value of any asset; (f) the effects of a change in accounting principle or other pronouncement; and (g) gain or loss arising from extraordinary items, as determined in accordance with GAAP.  The Consolidated EBITDA target for purposes of the Incentive Plan is not intended to be in accordance with U.S. GAAP and includes various adjustments that will cause the measurement amount to differ from the Company’s actual results.  Had the target been attained, payments under the Incentive Plan based on a percentage of each executive’s earnings during the period of July 1 through December 30, 2007 (“Period Earnings”) would have been as follows:  Mr. Johnson – 80% of Period Earnings, Mr. Gamache – 55% of Period Earnings, Mr. Larney – 50% of Period Earnings, Mr. Thompson – 50% of Period Earnings, Mr. Haslanger – 45% of Period Earnings, Mr. Phillips – 45% of Period Earnings, and Mr. Nance – 45% of Period Earnings.

50.      Please disclose the 2007 threshold performance targets since they seem to have been material in determining the payment of bonuses under the Incentive Plan.  Please disclose these targets for each named executive officer individually.

Response to Comment 50

The Company will include language substantially similar to the following in its subsequent filings in response to the Staff’s comment:

The performance target for the Incentive Plan was $69.5 million for the period from July 1 through December 30, 2007.  As noted in the Company’s Annual Report on Form 10-K, the Company did not attain this threshold target and, accordingly, no Incentive Plan bonuses were paid.  Had the target been attained, payments under the Incentive Plan based on a percentage of Period Earnings would have been as follows:  Mr. Johnson – 80% of Period Earnings, Mr. Gamache – 55% of Period Earnings, Mr. Larney – 50% of Period Earnings, Mr. Thompson – 50% of Period Earnings, Mr. Haslanger – 45% of Period Earnings, Mr. Phillips – 45% of Period Earnings, and Mr. Nance – 45% of Period Earnings.

Discretionary Award, page 40

51.      Please include a more comprehensive discussion of the substance of the compensation committee’s decisions resulting in the payment of the discretionary awards, by focusing, in particular, on how the compensation committee determined the award amounts for each named executive officer.

Response to Comment 51

The Company will include language substantially similar to the following in its subsequent filings in response to the Staff’s comment:

Because the target under the 2007 Incentive Plan was not met, the Compensation Committee determined that discretionary awards were necessary, in part to retain certain key executives and employees and to reward such employees for accomplishments that were achieved.  In determining the discretionary awards, the Compensation Committee considered the target incentive payment under the Incentive Plan and the contributions and performance of each of the Named Executive Officers during 2007 and awarded a portion thereof as discretionary bonuses. While the Incentive Plan target was not attained, several significant goals were achieved in 2007.  Among the factors considered by the Compensation Committee were how close the actual financial results were to the target, a reduction in the Company’s debt significantly beyond the original target, improvements in working capital, sales of non-strategic assets, greater efficiencies in the Company’s manufacturing facilities, the freezing of the Company’s defined benefit pension plan and securing certain new business contracts.

Employment Agreements, page 41

52.      We note your reference to the company’s severance policy.  Please include a brief summary of the material terms of this policy.

Response to Comment 52

The Company will include language substantially similar to the following in its subsequent filings in response to the Staff’s comment:

In the event an employee is terminated by the Company without cause, such employee is entitled to severance pay in accordance with the Company’s severance policy, except as otherwise may be provided in an employment agreement that the employee may have with the Company.  In order to receive the severance set forth below, an employee is required to execute a severance agreement and release, which contains a non-compete provision.  The non-compete obligation runs concurrently with the period that the employee receives severance payments.  The material terms of the severance policy appear below:

Job Classification	Severance Entitlement
Executive Vice President	52 weeks.*
Senior Vice President	Greater of 39 weeks or 2 weeks for each year of service up to a maximum of 52 weeks.**
Vice President	Greater of 26 weeks or 2 weeks for each year of service up to a maximum of 52 weeks.***

Director or Plant Manager	2 weeks for each year of service up to a maximum of 40 weeks.
All Other Salaried Employees	1 week for each year of service up to a maximum of 26 weeks, with a minimum of 2 weeks pay.

* Executive Vice Presidents with less than 18 months of service at time of termination will receive a maximum severance entitlement of 39 weeks, unless the executive’s employment contract specifies a different amount.

** Senior Vice Presidents with less than 18 months of service at time of termination will receive a maximum severance entitlement of 26 weeks.

*** Vice Presidents with less than 18 months of service at time of termination will receive a maximum severance entitlement of 13 weeks.

Summary Compensation Table, page 41

53.      Please itemize in Footnote (12) the components comprising “All Other Compensation” in accordance with Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Response to Comment 53

Listed below are the components that comprise All Other Compensation in a format the Company will utilize in future filings:

2007 All Other Compensation Components

Name	Perquisites and Other Personal Benefits (a)	Disability and Life Insurance	Tax Reimbursement	Company Contributions to Retirement Plans	Severance	Option Income Realized	Total

John G. Johnson, Jr.	10,246	1,173	517	1,750			13,686
Raymond E. Mabus, Jr.	2,215	277		1,788	865,000	2,960	872,240
Robert M. Larney	47,264	238	9,819	760			58,081
Steven E. Markert, Jr.		596					596
Andrew M. Thompson	12,739	3,038	1,233	2,250			19,260
Paul A. Haslanger		4,656	1,252	2,250			8,158
Darrell Nance	7,200	1,759	846	2,250			12,055
Gregory J. Christian	8,031	938	413	2,250	261,539	39,116	312,287

(a) Mr. Larney’s benefits included $41,448 for relocation reimbursements and $5,816 for an automobile allowance.  All other benefits  in this column were for automobile allowances, measured by the amount of cash payments to participants.

Stock Awards, page 44

54.      Please disclose the targets that you are referring to in Footnote (3).

Response to Comment 54

The Company will include language substantially similar to the following in its subsequent filings in response to the Staff’s comment:

(3)   Amounts reported represent restricted stock awards that vest upon the attainment of certain annual earnings targets over the 2007 through 2009 period. Specifically the annual targets are: for 2007 - $117 million of Consolidated EBITDA and for 2008 - $127 million of Consolidated EBITDA.

Current Employees – Employment Agreements, page 46

55.      We note your disclosures about various option grants and stock awards, which in certain cases vest upon meeting “certain” financial targets.  We note that in the Compensation Discussion and Analysis section you do not discuss how the compensation committee determines the number of stock options and/or stock grants to be issued to each named executive officer and the frequency of these grants.  Please revise your disclosures to include this information.

Response to Comment 55

The discussion below describes the process of determining equity-based awards that the Company will utilize in future filings:

Equity-Based Compensation

To determine the number of stock options and restricted stock awards for our Named Executive Officers, the consultant to the Compensation Committee develops a target amount of equity-based compensation for each Named Executive Officer considering, among other things, comparable amounts of equity-based compensation at the Peer Group Companies.  The Compensation Committee reviews and approves the actual target value for each Named Executive Officer.  In 2007, stock option awards represented 50% of the target amount of equity-based compensation with the number of options determined by using an option valuation determined by the Black-Scholes model.  The 2007 restricted stock awards represented the remaining 50% with the number determined by a 30-day average of the Company’s stock price prior to the grant date.  Equity-based awards are typically granted on an annual basis.

Compensation of Directors, page 53

56.      Please tell us why the tabular presentation of director compensation does not include the stock and/or option awards granted to the directors as reflected on the beneficial owners table on page 54.  Please see Item 402(k) of Regulation S-K.

Response to Comment 56

Listed below are the components that comprise Director Compensation in a format the Company will utilize in future filings:

Cash compensation in 2007 for non-employee directors included the following components: (i) Annual Retainer - $30,000 cash payment; (ii) Equity Awards - $35,000 in common stock and $35,000 in stock options; (iii) meeting Fees - $1,500 for each board or committee meeting attended in person and $750 per telephonic conference call meeting; (iv) Committee Chair Fee - $10,000 per year for Audit Committee Chairman; $5,000 per year for Compensation Committee Chairman and Special Committee Chairman, and (v) Chairman Fee - $50,000 per year ($25,000 in cash and $25,000 in stock).  In addition, directors are reimbursed reasonable out-of-pocket expenses in connection with travel to and attendance at board and committee meetings, and other corporate business.  The following table includes 2007 compensation amounts for each non-employee director of the Company.

2007 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (a)	Option Awards ($)(b)	All Other Compensation ($)(c)	Total
S. Dennis N. Belcher(d)	750		9,679		10,429
Robert B. Burke(e)	65,000	27,030	3,383		95,413
Seth Charnow (D. E. Shaw)(e)(f)	54,500	27,030	3,383		84,913
John C. Culver(d)	1,500		2,194		3,694
Eugene I. Davis(e)	82,000	46,339	3,383		131,722
Robert J. Hay(d)	1,500		6,937	53,328	61,765
Thomas M. Hudgins	84,500	27,030	8,935		120,465
David A Lieberman(d)	1,500		2,541		4,041
Gregory E. Poling(e)	53,000	27,030	3,383		83,413
Raul J. Valdes-Fauli(d)	750		5,853		6,603

(a)           Amounts shown under Stock Awards reflect the dollar amounts recognized for financial statement purposes for 2007 in accordance with Statement of Financial Accounting Standards No. 123R “Share-Based Payment” and are computed using the fair market value of the common stock granted on July 20, 2007.

(b)           Amounts shown under Option Awards reflect the dollar amounts recognized for financial statement purposes for 2007 in accordance with Statement of Financial Accounting Standards No. 123R “Share-Based Payment” and are computed using the valuation assumptions included in Note 13 to our consolidated financial statements.

(c)           Amounts shown under Other Compensation reflect payments to Mr. Hay pursuant to his consulting agreement, which was terminated in 2007.

(d)           Resigned from the Board on February 12, 2007

(e)           Joined the Board on February 12, 2007.

(f)            Compensation that Mr. Charnow is entitled to receive for his services as a director is paid to D. E. Shaw.

Compensation Committee Interlocks and Insider Participation, page 53

57.      Please list here each director who is a member of the compensation committee in accordance with Item 407(e)(4)(i) of Regulation S-K.

Response to Comment 57

The current members of the Company’s Compensation Committee are Messrs. Burke (Chairman), Charnow and Hudgins.  The Company will include this disclosure in its future filings.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

58.      Please breakout for each period presented the other, net line item and the other assets and liabilities line item in the cash provided by operating activities sections into smaller components having more descriptive titles.  Netting of dissimilar gains and losses is not generally appropriate.  Netting of cash flows related to asset balances with cash flows related to liability balances is also not generally appropriate.  See SFAS 95.

Response to Comment 58

The Company will provide more detail for the other, net line item and the other assets and liabilities line item in its future filings. As supplemental information, the other, net and other assets and liabilities line items for the years ended December 30, 2007 and December 31, 2006 would be expanded as follows:

	2007	2006
Other, net:
Reorganization items	8,256	15,593
Debt prepayment premiums	11,767	—
Equity income in joint venture	(2,260)	(3,082)
Other	599	871

Other assets and liabilities:
Liabilities subject to compromise	(20,740)	(50,546)
Other current assets	9,058	3,855
Other assets	10,303	6,663
Accrued employee compensation and benefits	(9,782)	17,656
Other	5,191	2,136

59.      Please present the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period.  See paragraph 25 of SFAS 95.

Response to Comment 59

The Company acknowledges that paragraph 25 of SFAS 95 requires presentation of the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents. Since the Company has only very small cash balances in foreign currencies, the effect of exchange rate changes was less than $40,000 in each of the years ended December 30, 2007 and December 31, 2006, which it believes is immaterial and therefore believes that separate presentation is not necessary.

Consolidated Statements of Stockholders’ Deficiency, page F-7

60.      Please include a column showing the changes in the number of common shares issued, as well as a column showing the changes in the number of shares held as treasury stock.

Response to Comment 60

The Company will include this information in its Consolidated Statement of Stockholders’ Deficiency in its future filings. The information for the two years ended December 30, 2007 is shown below:

	Common shares issued	Treasury Shares
Balances at January 1, 2006	6,999,682	872,250
Stock options exercised	162,372	12,949

Balances at December 31, 2006	7,162,054	885,199

Proceeds of rights offering	17,041,639
Stock options exercised	25,374
Stock compensation	146,413

Balances at December 30, 2007	24,375,480	885,199

Note 2 – Summary of Significant Accounting Policies, page F-10

Self-Insurance, page F-13

61.      You indicate that you are self-insured for a number of risks including workers’ compensation, medical, automobile and general liability.  Given that you consider the accounting for these accruals to be a critical accounting policy, please disclose your excess loss limits associated with each risk you are self-insured.  Please also disclose each risk for which you do not have excess loss limits.  Please also quantify the dollar amount of your self-insurance accruals for each period presented.  Please similarly revise your MD&A to include disclosures about your self-insurance accruals as well.

Response to Comment 61

The Company is self-insured for the first $500,000 of any workers’ compensation and automotive claims and for the first $750,000 of general liability claims with commercial insurance policies in place for excess amounts. Its self-insured medical plan is backed by a stop-loss policy in effect for individual claims that exceed $325,000. Its self-insurance accruals aggregated $17.5 million and $18.8 million at December 30, 2007 and December 31, 2006, respectively, and are included in Employee Compensation and Benefits in the Consolidated Balance Sheet. The Company will include the self-insured amounts and accrual balances in both the accounting policy note and the Management’s Discussion and Analysis of Financial Condition and Results of Operations in its future filings.

Note 5 – Earnings (Loss) Per Share, page F-17

62.      Please disclose how you are treating the restricted shares you have issued, as discussed on page 44, in computing both your basic and diluted earnings per share.  See paragraphs 10 and 13 of SFAS 128.

Response to Comment 62

In future filings, the Company will disclose that contingently issuable shares are considered outstanding and included in the computations of basic earnings per share and diluted earnings per share as of the date all necessary conditions have been satisfied in accordance with paragraphs 10 and 13 of SFAS 128.  In reviewing its computations of earnings per share for fiscal year 2007, and for the quarter ended March 30, 2008, the Company determined that it had erroneously included restricted shares as being outstanding.  Because the restricted shares had not vested, as the required service period and performance targets had not been met, these shares should not have been treated as outstanding under paragraphs 10 and 13 of SFAS 128.  The Company has corrected its average shares outstanding and loss per share (resulting in an increase in its loss per share of three cents, from $2.05 to $2.08) in its Form 10-Q/A for the quarter ended March 30, 2008.  The impact on loss per share for fiscal year 2007 was less than one cent per share.  Given the reported loss per share of $2.14 for fiscal year 2007, the Company believes the effect is not material.

Note 19 – Commitments and Contingencies, page F-40

Operating Leases, page F-40

63.      Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases.  Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments.  If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state.  If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Response to Comment 63

The Company accounts for step rent provisions, escalation clauses, capital improvement funding and other lease concessions on a straight-line basis over the lease term. It will expand its disclosure in future filings to state that the minimum lease payments are recognized on a straight-line basis over the minimum lease term.

Litigation, page F-40

64.      Regarding the legal claims of which you are party to, please disclose the range of loss in excess of amounts accrued or state that such an estimate cannot be made.  See paragraphs 8-10 of SFAS 5.

Response to Comment 64

The Company is unable at this time to reasonably estimate the amount of losses in excess of amounts accrued for the legal claims disclosed in the referenced section.  The Company will include language to this effect in its future filings.

Form 10-Q for the period ended March 30, 2008

File No.:  000-22624

General

65.      Please address the comments on Form 10-K in your interim filings as well, as applicable.

Response to Comment 65

The Company will address the comments on the Form 10-K in its future Form 10-Q filings to the extent that they are applicable.

Note 5 - Loss Per Share, page 9

66.      Please disclose how you are treating the convertible preferred stock in computing both your basic and diluted earnings per share in accordance with SFAS 128 and EITF 03-6.

Response to Comment 66

The Series D Preferred Stock was issued on April 22, 2008 in exchange for the equity cure payment by the Curing Significant Equityholders, and therefore had no impact on basic or diluted loss per share for the quarter ended March 30, 2008. Beginning with the quarter ending June 29, 2008, the Company will include the Series D Preferred Stock in computing basic and diluted earnings per share in accordance with SFAS 128 and EITF 03-6.

If you have any questions concerning the above responses, please do not hesitate to contact Judith R. Thoyer, Esq. at (212) 373-3002 (Telephone), (212) 492-0002 (Facsimile), or the undersigned at (212) 373-3431 (Telephone), (212) 492-0431 (Facsimile).

Sincerely,

Aun A. Singapore, Esq.

cc: Andrew R. Prusky
Foamex International Inc.
Judith R. Thoyer
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Annex I

2007 US Mercer Benchmark Database Executive Module Participant List - Revenue/Sales 500 Million to 1Billion

Organization Name	City	State
A. T. Kearney, Inc.	Chicago	IL
Acco Brands, Inc. - Global Document Finishing	Lincolnshire	IL
Alabama Gas Corporation	Birmingham	AL
Aleris International, Inc. - Zinc	Beachwood	OH
Alliance Data Systems - Retail	Gahanna	OH
Alliance Data Systems - Transaction Services	Dallas	TX
Alliance Data Systems - WFCB	Salt Lake City	UT
AmeriPride Services, Inc.	Minnetonka	MN
American Standard Companies, Inc. - Bath & Kitchen Americas	Piscataway	NJ
AmerisourceBergen Corporation - PMSI	Tampa	FL
Argonne National Laboratory	Argonne	IL
AvalonBay Communities, Inc.	Alexandria	VA
Bausch & Lomb, Inc. - US Americas	Rochester	NY
Bechtel Plant Machinery, Inc.	Pittsburgh	PA
Bookspan	Garden City	NY
CDM, Inc.	Cambridge	MA
CEVA Logistics	Jacksonville	FL
CGGVeritas	Houston	TX
CHS, Inc. - Oil Seed Processing	Inver Grove Heights	MN
CHS, Inc. - Propane Division	Inver Grove Heights	MN
Cable One, Inc.	Phoenix	AZ
Cablevision - Madison Square Garden/Radio City Entertainment	New York	NY
California Pizza Kitchen	Los Angeles	CA
Cargill, Inc. - CTS	Wayzata	MN
Cargill, Inc. - Industrial Starches	Wayzata	MN
Cargill, Inc. - Salt	Wayzata	MN
Casino Arizona	Scottsdale	AZ
CheckFree Corporation	Norcross	GA
Chipotle Mexican Grill	Denver	CO
Church & Dwight - Laundry	Princeton	NJ
Colgate Palmolive Company - Hill’s Domestic	Topeka	KS
Colgate Palmolive Company - Hill’s International	Topeka	KS
Colgate Palmolive Company - Home Care	New York	NY
Colgate Palmolive Company - Oral Care	New York	NY
Colgate Palmolive Company - Personal Care	New York	NY
Colorado Springs Utilities	Colorado Springs	CO
Corn Products - South America - Division	Westchester	IL
Corning, Inc. - Environmental Technologies	Corning	NY
Crowley Maritime Corporation - Petroleum Services	Jacksonville	FL
Crown Castle International Corporation	Canonsburg	PA
Cubic Corporation	San Diego	CA
Cubic Corporation - Cubic Defense Applications, Inc.	San Diego	CA
Del Monte Foods Company - Pet Products	Pittsburgh	PA
Donaldson Company, Inc. - Engine Products	Bloomington	MN
Donaldson Company, Inc. - Industrial Products	Minneapolis	MN
Duke Realty Corporation	Indianapolis	IN
Duquesne Light Company	Pittsburgh	PA
ENSCO International, Inc. - North & South America Business Unit	Broussard	LA
East Kentucky Power Cooperative	Winchester	KY

(c) Mercer (US) Inc.

Enodis plc - Foodservice North America	Tampa	FL
Fellowes, Inc.	Itasca	IL
First Marblehead Corporation	Boston	MA
FirstEnergy Corporation - Toledo Edison	Toledo	OH
Fiskars Brands, Inc.	Madison	WI
Fleetwood Enterprises, Inc. - Housing Group	Riverside	CA
Flint Group - North America	Plymouth	MI
Flowserve Corporation - Flow Control	Irving	TX
Foley & Lardner LLP	Milwaukee	WI
Fortune Brands, Inc. - Therma-Tru	Maumee	OH
Freedom Communications, Inc. - The Community Newspaper Division	Irvine	CA
Friendly Ice Cream Corporation	Wilbraham	MA
G&K Services, Inc.	Minnetonka	MN
Galffelter	York	PA
Gambro, Inc.	Lakewood	CO
GenCorp, Inc.	Sacramento	CA
GenCorp, Inc. - Aerojet General Corporation	Sacramento	CA
Givaudan - United States	Cincinnati	OH
Global Payments, Inc.	Atlanta	GA
Graco, Inc.	Minneapolis	MN
H. J. Heinz Company - FS KC&S	Pittsburgh	PA
H. J. Heinz Company - Frozen Snacks	Pittsburgh	PA
H. J. Heinz Company - Heinz KC&S	Pittsburgh	PA
H. J. Heinz Company - Ore-Ida Brands	Pittsburgh	PA
H. J. Heinz Company - Winter Brands & Potatoes	Pittsburgh	PA
HNI Corporation - Allsteel	Muscatine	IA
HNI Corporation - Hearth & Home Technologies	Lakeville	MN
HNTB Companies	Kansas City	MO
Hilti, Inc.	Tulsa	OK
Hollister, Inc.	Libertyville	IL
Howard Hughes Medical Institute	Chevy Chase	MD
Hydril Company, LP	Houston	TX
IDACORP, Inc.	Boise	ID
ISO, Inc.	Jersey City	NJ
Information Handling Services (HS)	Englewood	CO
InterContinental Hotels Group Corporate Office	Atlanta	GA
Jockey International, Inc.	Kenosha	WI
Jostens, Inc.	Minneapolis	MN
K. Hovnanian Companies - Chantilly Division	Chantilly	VA
K. Hovnanian Companies - Edison Division	Edison	NJ
K. Hovnanian Companies - Irvine Division	Irvine	CA
K. Hovnanian Companies - Ontario Division	Ontario	CA
Kentucky Lottery Corporation	Louisville	KY
Keystone Automotive Industries, Inc.	Nashville	TN
Kohler Company - Global Faucets	Kohler	WI
Kohler Company - Power Systems Business	Kohler	WI
Kone, Inc. (USK)	Moline	IL
LaGarde, Incorporated	Olathe	KS
Lawson Products, Inc.	Des Plaines	IL
LeasePlan U.S.A.	Alpharetta	GA
Limited Brands, Inc. - Limited Stores	Columbus	OH
Loews Corporation - Loews Hotels	New York	NY

MDU Resources Group, Inc. - Construction Services Group	Bismarck	ND
MDU Resources Group, Inc. - Montana Dakota Utilities	Bismarck	ND
MDU Resources Group, Inc. - WBI Holdings, Inc.	Bismarck	ND
Magellan Midstream Holdings, LP - Transportation	Tulsa	OK
Magna Donnelly Corporation	Holland	MI
Maritz, Inc. - Maritz Travel Company	Fenton	MO
Matthews International Corporation	Pittsburgh	PA
Media General	Richmond	VA
Messier-Bugatti USA	Walton	KY
Metavante Corporation - Enterprise Solutions Group	Milwaukee	WI
Metavante Corporation - Payment Solutions Group	Milwaukee	WI
Midwest Airlines, Inc.	Oak Creek	WI
Mine Safety Appliances Company	Pittsburgh	PA
Molex - Commercial Products Division	Lisle	IL
Morgan, Lewis & Bockius, LLP	Philadelphia	PA
Morrison & Foerster, LLP	San Francisco	CA
NASD	Rockville	MD
NCH Corporation	Irving	TX
Nautilus, Inc.	Vancouver	WA
Newly Weds Foods	Chicago	IL
ONEOK, Inc. - Kansas Gas Services Division	Overland Park	KS
ONEOK, Inc. - Oklahoma Natural Gas Division	Oklahoma City	OK
Old Dominion Electric Cooperative	Glen Allen	VA
Orbital Sciences	Dulles	VA
Oriental Trading Company, Inc.	Omaha	NE
Orrick, Herrington & Sutcliffe, LLP	San Francisco	CA
Pacific Northwest National Laboratory	Richland	WA
Panduit Corporation	Tinley Park	IL
Parsons Corporation - Commercial Technology Group	Charlotte	NC
Parsons Corporation - Transportation Group	Washington	DC
Phillips-Van Heusen Corporation - PVH Sportswear	New York	NY
Playtex Products, Inc.	Westport	CT
Powerwave Technologies, Inc.	Santa Ana	CA
RSM McGladrey	Bloomington	MN
Robert Bosch LLC - Aftermarket Division (AM)	Broadview	IL
Robert Bosch LLC - Bosch Rexroth Corporation (BRNA)	Hoffman Estates	IL
Robert Bosch LLC - Chassis Systems Control (AC)	Farmington Hills	MI
Rockwell Collins - Air Transport Systems	Cedar Rapids	IA
Rockwell Collins - Business and Regional Systems	Cedar Rapids	IA
Ryland Group, Inc. - Ryland Texas Region	Austin	TX
S&C Electric Company	Chicago	IL
SCANA Corporation - PSNC Energy (Public Service Company of North Carolina, Inc.)	Gastonia	NC
Sauer-Danfoss - Propel	Ames	IA
Sinclair Broadcast Group, Inc.	Cockeysville	MD
Sirius Satellite Radio	New York	NY
Smith & Nephew, Inc. - Reconstructive GBU	Memphis	TN
Smith & Nephew, Inc. - Trauma & Clinical Therapies	Memphis	TN
SunCom Wireless	Berwyn	PA
Swedish Match North America	Richmond	VA
Sykes Enterprises, Inc.	Tampa	FL
Sysco Food Services of Dallas, LP	Lewisville	TX

TDS Telecom	Madison	WI
Texas Industries, Inc.	Dallas	TX
Textron, Inc. - Fluid & Power	Traverse City	MI
The Doe Run Company- Buick Resource Recycling	Boston	MO
The Johns Hopkins University - Applied Physics Laboratory	Laurel	MD
The NORDAM Group	Tulsa	OK
The Sherwin-Williams Company - Global Group, Auto Division	Cleveland	OH
The Sherwin-Williams Company - Paint Stores Group, Eastern Division	Cleveland	OH
The Sundt Companies, Inc.	Tucson	AZ
The Taubman Company	Bloomfield Hills	MI
The Washington Post Newspaper	Washington	DC
The Yankee Candle Company, Inc.	South Deerfield	MA
Thomson Corporation - Scientific	Stamford	CT
Thomson Corporation - Scientific & Healthcare	Stamford	CT
Thomson Corporation - Tax & Accounting	New York	NY
Time Warner Cable - Northeast Ohio Division	Akron	OH
Time Warner Cable - Raleigh Division	Morrisville	NC
Time Warner Cable - Road Runner	Herndon	VA
Time Warner Cable - Southwest Ohio Division	Cincinnati	OH
Time Warner Cable - Syracuse Division	East Syracuse	NY
Time Warner Cable - Wisconsin Division	Kimberly	WI
Time Warner Telecom, Inc.	Littleton	CO
Toshiba America Business Solutions, Inc.	Irvine	CA
Toshiba America Medical Systems, Inc.	Tustin	CA
Tween Brands, Inc.	New Albany	OH
UDR, Inc.	Atlanta	GA
US Investigations Services	Grove City	PA
Underwriters Laboratories, Inc.	Northbrook	IL
UnitedHealth Group - Ingenix	Salt Lake City	UT
Viad Corporation	Phoenix	AZ
Viad Corporation - GES	Las Vegas	NV
Vinson & Elkins, LLP	Houston	TX
Vonage Holdings Corporation	Holmdel	NJ
Vulcan Materials Company - Mideast Division	Winston-Salem	NC
W-H Energy Services, Inc.	Houston	TX
W.C. Bradley Co.	Columbus	GA
Westinghouse Electric Company - Nuclear Fuel Group	Monroeville	PA
Westlake Chemical Co. - Vinyls (Chemicals)	Houston	TX
Williams-Sonoma, Inc.- PB Kids	San Francisco	CA
Wilmer Cutler Pickering Hale & Dorr	Washington	DC
Wolters Kluwer, Inc.- Tax and Accounting	Riverwoods	IL
Wolters Kluwer, Inc.- WK CFS & SS	Riverwoods	IL
Wolters Kluwer, Inc.- WKH Professional Education	Philadelphia	PA
World Kitchen	Reston	VA
Worldspan	Atlanta	GA
Wyndham Worldwide - Wyndham Hotels	Parsippany	NJ
YRC Worldwide - Meridian IQ	Overland Park	KS
eFunds Corporation	Scottsdale	AZ
iPCS, Inc.	Schaumburg	IL

2007 US Mercer Benchmark Database Executive Module Participant List - Revenue/Sales 1Billion to 2.5 Billion

Organization Name	City	State
ABM Industries, Inc. - Facilities Mgmt Group	Los Angeles	CA
ABM Industries, Inc. - Janitorial	Houston	TX
ADESA, Inc.	Carmel	IN
ADVO, Inc.	Windsor	CT
APC/MGE Critical Power and Cooling Services	West Kingston	RI
APL Limited - APL Logistics	Oakland	CA
AREVA NP, Inc.	Lynchburg	VA
Acco Brands, Inc.	Lincolnshire	IL
Accor North America, Inc.	Carrollton	TX
Ag Processing, Inc.	Omaha	NE
Aker Kvaerner	Houston	TX
Akzo Nobel, Inc.	Chicago	IL
Aleris International, Inc. - Aluminum Recycling	Beachwood	OH
Alexander & Baldwin, Inc.	Honolulu	HI
Alliance Data Systems	Dallas	TX
Alliant Techsystems - Ammunition Systems Group	Anoka	MN
Alliant Techsystems - Launch Systems Group	Promontory	UT
Alliant Techsystems - Mission Systems Group	Baltimore	MD
AmeriGas Propane, Inc.	King of Prussia	PA
American Signature, Inc.	Columbus	OH
American Standard Companies, Inc. - Bath & Kitchen Global	Piscataway	NJ
American Standard Companies, Inc. - Trane RS	Piscataway	NJ
Ameristar Casinos, Inc.	Las Vegas	NV
Anheuser-Busch Companies, Inc. - Busch Entertainment Corporation	St. Louis	MO
Anheuser-Busch Companies, Inc. - Wholesale Operations Division	St. Louis	MO
Apartment Investment and Management Company	Denver	CO
Applebee’s International, Inc.	Overland Park	KS
Archer Daniels Midland Company - Cocoa	Milwaukee	WI
Archer Daniels Midland Company - Wheat Processing	Overland Park	KS
Archstone Smith	Englewood	CO
Automatic Data Processing (ADP) - Dealer Services	Hoffman Estates	IL
Aviall, Inc.	Dallas	TX
Barr Pharmaceutical	Woodcliff Lake	NJ
Bausch & Lomb, Inc.	Rochester	NY
Baxter International - Renal Division	Deerfield	IL
Belkin International, Inc.	Compton	CA
Belo Corporation	Dallas	TX
Black & Veatch Corporation	Overland Park	KS
Bob Evans Farms, Inc.	Columbus	OH
Boise Cascade, LLC - Paper Solutions	Boise	ID
Boise Cascade, LLC - Wood Products	Boise	ID
Boston Scientific Corporation - Endosurgery	Marlborough	MA
Bovis Lend Lease - New York	New York	NY
Brady Corporation	Milwaukee	WI
Brown Shoe Company, Inc.	St. Louis	MO
Brown Shoe Company, Inc. - Famous Footwear	Madison	WI
Brown-Forman Corporation	Louisville	KY
Burger King Corporation	Miami	FL

(c) Mercer (US) Inc.

CACI International, Inc.	Arlington	VA
CGI Technologies and Solutions, Inc.	Fairfax	VA
CHS, Inc. - Country Operations	St. Paul	MN
CIBA Vision Corporation	Duluth	GA
CPS Energy	San Antonio	TX
CSL Behring, LCC	King of Prussia	PA
Cabot Corporation - Carbon Black	Boston	MA
Callaway Golf Company	Carlsbad	CA
Capgemini	New York	NY
Cargill, Inc. - DSO	Wayzata	MN
Cargill, Inc. - G&O AMG	Wayzata	MN
CenturyTel, Inc.	Monroe	LA
Cephalon, Inc.	Frazer	PA
Chicago Mercantile Exchange, Inc.	Chicago	IL
Chicago Transit Authority	Chicago	IL
Chiquita Brands International, Inc. - Fresh Express	Salinas	CA
Church & Dwight	Princeton	NJ
Church & Dwight - Domestic	Princeton	NJ
Cleco Corporation	Pineville	LA
Coca-Cola Bottling Company Consolidated	Charlotte	NC
Colgate Palmolive Company - Greater Asia Division	New York	NY
Colgate Palmolive Company - U.S. Company	New York	NY
CompuCom Systems, Inc.	Dallas	TX
Computer Sciences Corporation - Financial Services Group	Austin	TX
Corn Products - North America - Division	Westchester	IL
Corning, Inc. - Corning Cable Systems	Hickory	NC
Corning, Inc. - Display Technologies	Corning	NY
Corrections Corporation of America	Nashville	TN
Cox Enterprises, Inc. - Cox Broadcasting	Atlanta	GA
Cox Enterprises, Inc. - Cox Newspapers	Atlanta	GA
Crate and Barrel	Northbrook	IL
Crowley Maritime Corporation	Oakland	CA
Cummins, Inc - Cummins Filtration	Columbus	IN
Cummins, Inc. - Distribution Business	Columbus	IN
Cummins, Inc. - Power Generation Division	Columbus	IN
DLA Piper US, LLP	Baltimore	MD
DSW, Inc.	Columbus	OH
Dade Behring, Inc.	Deerfield	IL
Daiichi Sankyo, Inc.	Parsippany	NJ
Dal-Tile Corporation (a division of Mohawk)	Dallas	TX
Danaher Motion	Wood Dale	IL
Dassault Falcon Jet Corporation	Little Ferry	NJ
Del Monte Foods Company - Consumer Products	Pittsburgh	PA
Deluxe Corporation	Shoreview	MN
Diebold, Inc. - Diebold International	North Canton	OH
Discovery Communications, Inc. - U.S. Networks	Silver Spring	MD
Disney Consumer Products	Glendale	CA
Dobson Communications Corporation	Oklahoma City	OK
Donaldson Company, Inc.	Bloomington	MN
Dress Barn, Inc.	Suffern	NY
E.ON US, LLC	Louisville	KY
ENSCO International, Inc.	Dallas	TX

Edison Mission Energy	Irvine	CA
Edwards Lifesciences, LLC	Irvine	CA
El Paso Corporation - Exploration and Production	Houston	TX
El Paso Corporation - Pipeline Group	Houston	TX
Energizer - Battery	St. Louis	MO
Energizer - Schick-Wilkinson Sword	Milford	CT
Enodis plc	Tampa	FL
Enodis plc - North America (Global Operations Center)	Tampa	FL
Equifax, Inc.	Atlanta	GA
Erickson Retirement Communities	Catonsville	MD
Essilor of America	Dallas	TX
Experian Group - North America	Costa Mesa	CA
FedEx Kinko’s	Dallas	TX
Federal-Mogul Corporation - Powertrain Systems	Southfield	MI
Federated Department Stores - Bloomingdale’s	New York	NY
Federated Department Stores - Macy’s Home Store	New York	NY
Federated Department Stores - Macy’s Midwest	St. Louis	MO
Federated Department Stores - Macy’s North	Minneapolis	MN
Federated Department Stores - Macy’s Northwest	Seattle	WA
Federated Department Stores -Macy’s Florida	Miami	FL
Ferrellgas	Liberty	MO
FirstEnergy Corporation - Metropolitan Edison (MET-ED)	Reading	PA
FirstEnergy Corporation - Ohio Edison	Akron	OH
FirstEnergy Corporation - Pennsylvania Electric Co. (PENELEC)	Erie	PA
FirstEnergy Corporation - The Illuminating Co.	Cleveland	OH
Fleetwood Enterprises, Inc.	Riverside	CA
Fleetwood Enterprises, Inc. - RV Group	Riverside	CA
Flowserve Corporation - Flowserve Pump	Irving	TX
Forest City Enterprises	Cleveland	OH
Fortune Brands, Inc. - Acushnet Company	Fairhaven	MA
Fortune Brands, Inc. - Moen, Inc.	North Olmsted	OH
Fossil Partners LP	Richardson	TX
Freedom Communications, Inc.	Irvine	CA
Freeport McMoRan Copper and Gold, Inc. - Phelps Dodge International Corporation	Coral Gables	FL
Gardner Denver	Quincy	IL
Gartner, Inc.	Stamford	CT
General Nutrition, Inc.	Pittsburgh	PA
Goodrich Corporation - Actuation and Landing System	Charlotte	NC
Goodrich Corporation - Electronic Systems	Charlotte	NC
Goodrich Corporation - Nacelles and Interior Systems	Charlotte	NC
Goody’s Family Clothing	Knoxville	TN
Great Plains Energy - Kansas City Power & Light	Kansas City	MO
Greyhound Lines, Inc.	Dallas	TX
Guess, Inc.	Louisville	KY
H. J. Heinz Company - Frozen Meals and Snacks	Pittsburgh	PA
H. J. Heinz Company - LA/Pacific/ROW	Pittsburgh	PA
H. J. Heinz Company - US Foodservice	Pittsburgh	PA
HNI Corporation - HON Company	Muscatine	IA
Hawaiian Electric Company	Honolulu	HI
Helmerich & Payne, Inc.	Tulsa	OK
Henkel of America - The Dial Corporation	Scottsdale	AZ

Herbalife International of America	Century City	CA
Herman Miller, Inc.	Zeeland	MI
Hines Interests, LLP	Houston	TX
Houghton Mifflin Company	Boston	MA
Huttig Building Products, Inc.	St. Louis	MO
IMS Health	Plymouth Meeting	PA
International Electric Supply Corporation - Rexel, Inc.	Dallas	TX
Invensys Controls	Carol Stream	IL
Iron Mountain	Boston	MA
Iron Mountain North American	Boston	MA
Isuzu Motors America, Inc.	Cerritos	CA
J.R. Simplot Company - Agribusiness Group	Boise	ID
J.R. Simplot Company - Food Group	Boise	ID
Jacobs Engineering Group, Inc. - Jacobs Field Services	Houston	TX
James Hardie Building Products	Mission Viejo	CA
JetBlue Airways	Forest Hills	NY
Jo-Ann Fabric & Craft Stores	Hudson	OH
John Wiley & Sons, Inc.	Hoboken	NJ
Jones Lang Lasalle	Chicago	IL
KRATON Polymers US, LLC	Houston	TX
Kerry, Inc.	Beloit	WI
Kimberly-Clark Corporation - Healthcare Group	Atlanta	GA
Kohler Company - Global Power Group	Kohler	WI
Kohler Company - Plumbing Americas	Kohler	WI
L.L. Bean, Inc.	Freeport	ME
LANXESS Corporation US	Pittsburgh	PA
Leo Burnett Worldwide	Chicago	IL
Lifetouch, Inc.	Eden Prairie	MN
Limited Brands, Inc. - Express	Columbus	OH
Louisiana Pacific	Nashville	TN
Lower Colorado River Authority	Austin	TX
MDU Resources Group, Inc. - Knife River Corporation	Bismarck	ND
MSC Industrial Direct	Melville	NY
Magellan Midstream Holdings, LP	Tulsa	OK
Maritz, Inc.	Fenton	MO
Marriott International - MVCI	Orlando	FL
Marshall & Ilsley Corporation - Metavante	Milwaukee	WI
Mary Kay, Inc.	Addison	TX
Masterfoods USA - SBU Petcare	Brentwood	TN
Matson Navigation Company	Oakland	CA
Mattel, Inc. - Fisher Price	East Aurora	NY
McKesson Corporate - Provider Technologies	Alpharetta	GA
MeadWestvaco - Consumer & Office	Dayton	OH
MeadWestvaco - Consumer Solutions Group	Richmond	VA
Metavante Corporation	Milwaukee	WI
Mohegan Sun	Uncasville	CT
Navy Exchange Service Command (NEXCOM)	Virginia Beach	VA
Noble Corporation	Sugar Land	TX
Novartis US - Novartis Consumer Health (OTC) - NA	Parsippany	NJ
ONEOK, Inc. - Distribution Company Group	Tulsa	OK
Ocean Spray Cranberries, Inc.	Middleboro	MA
Opus Corporation	Minnetonka	MN

Owens Corning - Composite Solutions	Toledo	OH
Owens Corning - Insulation Systems	Toledo	OH
Owens Corning - Roofing & Asphalt	Toledo	OH
Owens Corning - Siding Solutions	Toledo	OH
PACCAR - Parts	Renton	WA
PETCO Animal Supplies, Inc.	San Diego	CA
PHH Arval	Sparks	MD
PPD, Inc.	Wilmington	NC
Packaging Corporation of America	Lake Forest	IL
Pactiv Corporation - Consumer	Lake Forest	IL
Pactiv Corporation - Foodservice/Food Packaging	Lake Forest	IL
Papa John’s International, Inc.	Louisville	KY
Parsons Brinckerhoff	New York	NY
Parsons Corporation - Infrastructure & Technology Group	Pasadena	CA
Pernod Ricard USA	Purchase	NY
Perot Systems	Plano	TX
PharMerica	Tampa	FL
Phillips-Van Heusen Corporation	New York	NY
Pioneer Natural Resources USA, Inc.	Irving	TX
Plum Creek Timber Company	Seattle	WA
Public Service Enterprise Group, Inc. - PSEG Energy Holdings, LLC	Newark	NJ
Questar Corporation - Questar Gas	Salt Lake City	UT
Questar Corporation - Questar Market Resources	Salt Lake City	UT
RSC Equipment Rental	Scottsdale	AZ
Recreational Equipment, Inc.	Kent	WA
Rich Products Corporation	Buffalo	NY
Ricoh Corporation	West Caldwell	NJ
Rio Tinto plc - Energy	Magna	UT
Rio Tinto plc - Kennecott Energy	Gillette	WY
Robert Bosch LLC - Body Electrical/Electrical Division (AB)	Farmington Hills	MI
Robert Bosch LLC - Chassis Systems Brakes (AF)	Farmington Hills	MI
Robert Bosch LLC - Diesel Systems Division (DS)	Farmington Hills	MI
Robert Bosch LLC - Gasoline Systems Division (GS)	Farmington Hills	MI
Robert Bosch LLC - Robert Bosch Tool Corporation	Mount Prospect	IL
Ryder Systems, Inc. - Supply Chain Solutions	Miami	FL
Ryland Group, Inc. - Ryland North Region	Palatine	IL
Ryland Group, Inc. - Ryland Southeast Region	Clearwater	FL
Ryland Group, Inc. - Ryland West Region	Woodland Hills	CA
SCANA Corporation - Public Service Co of NC, Communications, ServiceCare and SEVI	Gastonia	NC
SCANA Corporation - SCE&G (South Carolina Electric and Gas Company)	Columbia	SC
Safety-Kleen Systems, Inc.	Plano	TX
Sauer-Danfoss	Lincolnshire	IL
Schnitzer Steel Industries, Inc.	Portland	OR
Sidley Austin, LLP	Chicago	IL
Smith & Nephew, Inc. - Group Head Office (Corporate Satellite Office)	Memphis	TN
Solo Cup Company	Highland Park	IL
Southern States Cooperative	Richmond	VA
Springs Global US, Inc.	Ft. Mill	SC
Starwood Vacation Ownership	Orlando	FL
Stora Enso Oyj - Stora Enso North America	Wisconsin Rapids	WI

TXU Corporation - TXU Electric Delivery	Dallas	TX
TXU Corporation - TXU Energy Wholesale	Dallas	TX
Talbots	Hingham	MA
TeleTech Holdings, Inc.	Englewood	CO
Temple-Inland - Forest Products Corporation	Diboll	TX
Tenaris, Inc. USA	Chesterfield	MO
Textron, Inc. - Bell Helicopter	Ft. Worth	TX
Textron, Inc. - Kautex	Traverse City	MI
Textron, Inc. - Textron Systems	Boston	MA
The Dannon Company	White Plains	NY
The Doe Run Company	St. Louis	MO
The E.W. Scripps Company	Cincinnati	OH
The Finish Line, Inc.	Indianapolis	IN
The Irvine Company	Newport Beach	CA
The MITRE Corporation	McLean	VA
The Sherwin-Williams Company - Consumer Group	Cleveland	OH
The Sherwin-Williams Company - Global Group	Cleveland	OH
The Sherwin-Williams Company - Paint Stores Group, Midwestern Division	Cleveland	OH
The Sherwin-Williams Company - Paint Stores Group, Southeastern Division	Cleveland	OH
The Sherwin-Williams Company - Paint Stores Group, Southwestern Division	Cleveland	OH
The Toro Company	Bloomington	MN
The Williams Companies - E&P	Tulsa	OK
The Williams Companies - WGP	Tulsa	OK
Thomson Corporation - Financial	Stamford	CT
Thomson Corporation - Learning	Eagan	MN
Time Warner Cable - L.A. County Division	Costa Mesa	CA
Time Warner Cable - New York City Division	New York	NY
TransUnion, LLC	Chicago	IL
Tupperware Brands Corporation	Orlando	FL
USG Corporation - L&W Supply	Chicago	IL
UST	Greenwich	CT
Ventura Foods, LLC	Brea	CA
VeriSign, Inc.	Mount View	CA
Vulcan Materials Company - Western Division	Los Angeles	CA
W. R. Grace - Grace Davison	Baltimore	MD
W. R. Grace - Grace Performance Chemicals	Cambridge	MA
W.L. Gore & Associates, Inc.	Newark	DE
Washington Metropolitan Area Transit Authority	Washington	DC
Watson Pharmaceuticals, Inc.	Corona	CA
Weil, Gotshal & Manges, LLP	New York	NY
Wells’ Dairy, Inc.	Le Mars	IA
Wendy’s International, Inc.	Dublin	OH
Westinghouse Electric Company	Monroeville	PA
Westinghouse Electric Company - Nuclear Services Group	Monroeville	PA
Westinghouse Savannah River Company	Aiken	SC
Westlake Chemical Co. - Olefins	Houston	TX
Williams-Sonoma, Inc.- Pottery Barn	San Francisco	CA
Wm. Wrigley Jr. Company - North America & Pacific	Chicago	IL
Wolters Kluwer, Inc.	Riverwoods	IL

Wolters Kluwer, Inc.- WK Health Group	New York	NY
Wyeth - Consumer Healthcare Division	Madison	NJ
Wyndham Worldwide - Wyndham Vacation	Orlando	FL
XO Communications, Inc.	Reston	VA
Yum! Brands, Inc. - Kentucky Fried Chicken	Louisville	KY
Yum! Brands, Inc. - Pizza Hut	Dallas	TX
Yum! Brands, Inc. - Taco Bell	Irvine	CA
Yum! Brands, Inc. - Yum! Restaurants International	Dallas	TX
Zale Corporation	Irving	TX
eBay, Inc. - PayPal	San Jose	CA